

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Philip Jones
Chief Financial Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, Georgia 30005

Re: Alimera Sciences, Inc.
Form 8-K
Exhibit No. 10.65 Loan and Security Agreement dated as of December 31, 2019, by and among Alimera Sciences, Inc., Solar Capital Ltd., as Collateral Agent, and the parties signatory thereto from time to time as Lenders, including Solar in its capacity as a Lender
Filed January 6, 2020
File No. 001-34703

Dear Mr. Jones:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance